UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025.

Commission File Number: 001-39530

ImmunoPrecise Antibodies Ltd.

Industrious 823 Congress Ave Suite 300 Austin, Texas 78701

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

This Amendment to the Report on Form 6-K for the month of January 2025, originally furnished to the Securities and Exchange Commission on January 27, 2025 (the “Original Form 6-K”), by ImmunoPrecise Antibodies Ltd. (the “Company”), is being filed solely to include an additional sentence in the press release filed as Exhibit 99.1 to the Original Form 6-K, specifying that the Company currently has 45,765,118 common shares issued and outstanding and to incorporate by reference the Form 6-K into certain registration statements of the Company. No other changes were made to the Original Form 6-K or to the accompanying exhibit.

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference into the Registration Statement on Form S-8 (File No. 333-256730) and Registration Statements on Form F-3 (File Nos. 333-273197 and 333-281312) of the Company.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated February 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOPRECISE ANTIBODIES LTD.
Date: February 3, 2025

	By:	/s/ Jennifer Bath
	Name:	Jennifer Bath
	Title:	President and Chief Executive Officer